SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of:

AMEREN CORPORATION                     QUARTERLY CERTIFICATE PURSUANT TO RULE 24
AMEREN SERVICES COMPANY                UNDER THE PUBLIC UTILITY HOLDING COMPANY
UNION ELECTRIC COMPANY                 ACT OF 1935
CENTRAL ILLINOIS PUBLIC SERVICE
COMPANY

File Nos.  70-9877, 70-9427, 70-9423 and 70-9133


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     Ameren  Corporation  ("Ameren"),  a  registered  holding  company,  and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated October 5, 2001 (Holding Co. Act Release No. 27449), July 23, 1999 (Holding Co. Act Release No. 27053), March 22, 1999 (Holding Co. Act Release No. 26993), and March 13, 1998 (Holding Co. Act Release No. 26841). This certificate is filed with respect to transactions consummated during the quarter ended December 31, 2002.

A.   File No. 70-9877:
     ----------------

     1. Sales of any Common Stock (other than pursuant to the Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

          No common stock was issued during the 4th quarter of 2002.

     2. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under the Plans.

          Dividend Reinvestment and Stock Purchase Plan:              385,410
          Long Term Savings Plan 148:                                   6,786
          Long Term Savings Plan 702:                                   5,519
          Savings Investment Plan:                                    171,610
          Long Term Incentive Plan (Restricted Common Stock)                0
                                                                   ----------

          Total                                                       569,325

     3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

          N/A


     4. The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the calendar quarter.

          No such securities were issued during the 4th quarter of 2002.

     5. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter.

          A. There was no commercial paper issued during the 4th quarter of 2002.

          B.   There were no bank loans for the 4th quarter of 2002.

          Maximum indebtedness at any one time:  $0.00.

     6. A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the beneficiary of such Guarantee.


            Parent            Subsidiary                         Amount          Terms             Purpose
            ------            ----------                         ------          -----             -------
          Ameren Corp.   Ameren Energy Marketing             $  3,000,000   12/23/02-12/31/03   Credit Support
          Ameren Corp.   Ameren Energy Marketing             $  3,000,000   12/03/02     ---    Credit Support
          Ameren Corp.   Ameren Energy, Inc.                 $  3,000,000   12/12/02-12/31/04   Credit Support
          Ameren Corp.   Ameren Energy Marketing             $  3,000,000   12/12/02-12/31/04   Credit Support
          Ameren Corp.   Ameren Energy Fuels & Services Co.  $  5,000,000   10/09/02     ---    Credit Support
          Ameren Corp.   Ameren Energy Fuels & Services Co.  $  5,000,000   12/23/02-12/31/03   Credit Support

     7. The name and amount invested by Ameren in any Financing Subsidiary during the calendar quarter.

          N/A

     8. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          No such agreements were entered into during the 4th quarter of 2002.

     9. Consolidated balance sheet of Ameren as of the end of the calendar quarter.

          Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 2002 to be filed in File No. 1-14756.

B.   File No. 70-9427:
     ----------------

     1. Balance Sheet and Income Statement for each Intermediate Subsidiary for the three, six or nine month period ended.

          No financial statements are required for the fourth quarter filing.


     2. Information concerning the nature and extent of services provided by Ameren Development, Ameren Energy, CIC or any other non-utility subsidiary that is authorized or permitted under the Act to sell goods and services during the quarter, identifying the associate company to which such services are sold, the service and the charge, and stating whether the charge was computed at cost, market or by another method (as specified herein).

          To be filed confidentially under Rule 104.

     3. Information concerning the completion of any reorganization of Ameren's ownership in Intermediate Subsidiaries and/or Nonutility Subsidiaries, including the identity of the companies involved and their line of business and corporate structure both before and after the reorganization.

          N/A


C.   File No. 70-9423:
     ----------------

     The maximum outstanding amount of all borrowings under or investments in the Utility Money Pool by each Utility Money Pool participant during the quarter, and the rate or range of rates charged on Utility Money Pool borrowings and paid on Utility Money Pool investments during the quarter.

     Maximum contribution/investment for CIPS - $92.1 million
     Maximum contribution/investment for Union Electric - $0.0 million Maximum contribution/investment for Ameren Corporation - $176.3 million

     Maximum borrowing for Ameren Services - $122.9 million
     Maximum borrowing for Union Electric - $117.4 million

     Average interest rate for the Utility Money Pool for the 4th quarter of 2002: 1.5%

D.   File No. 70-9133:
     ----------------

     1. The amount and terms of any Short-term Debt issued by Union Electric or CIPS (other than through the Utility Money Pool) during the calendar quarter.

          Union Electric issued commercial paper through A. G. Edwards, Goldman Sachs, and/or Bank One Capital Markets, ranging from $0.0 to $250.0 million, at an average rate of 1.4%.

          There were no bank loans for the 4th quarter of 2002.

          Maximum indebtedness at any one time: $250.0 million from 12/19/02 to 12/31/02.

     2. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter by Union Electric or CIPS and the identity of the parties to such instruments.

          No such agreements were entered into during the 4th quarter of 2002.

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation



By     /s/ Jerre E. Birdsong
  ----------------------------------------                   Date: March 4, 2003
           Jerre E. Birdsong
           Vice President and Treasurer


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